UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

QuikByte Software, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

74838 K306
(CUSIP Number)

Frederic M. Schweiger
2395 Woodglen Drive
Aurora, IL 60502
(630) 692-0640
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Garisch Financial, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 5,500,000 (see Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 5,500,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,500,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.94%

14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 5,500,000 shares that are owned directly by Garisch Financial, Inc.

SCHEDULE 13D

CUSIP No. None

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Frederic M. Schweiger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of	7.	Sole Voting Power 0
Shares Beneficially
Owned	8.	Shared Voting Power 5,500,000 (see Item 5)
By Each
Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 5,500,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,500,000 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.94%

14.	Type of Reporting Person (See Instructions) IN

(2) Represents 5,500,000 shares that are owned by Garisch Financial, Inc. of which Frederic M. Schweiger is the President, Secretary and Treasurer and sole director.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of QuikByte Software, Inc., a Colorado corporation, whose principal executive offices are located at 190 Lakeview Way, Vero Beach, Florida 32963 (the “Issuer”). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2.  Identity and Background

This Schedule 13D is being filed by Garisch Financial, Inc., an Illinois corporation (“GFI”) and Mr. Frederic M. Schweiger, a citizen of the United States (together, the “Reporting Persons”). GFI’s principal business is providing consulting services to private and public companies and is located at 2395 Woodglen Drive, Aurora, IL 60502. Frederic M. Schweiger currently serves as the President, Secretary and Treasurer and sole director of GFI and is located at 2395 Woodglen Drive, Aurora, IL 60502.

Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 26, 2007, the Issuer issued 5,500,000 shares of its Common Stock to GFI for consulting services rendered to the Issuer valued at $55,000, or $0.01 per share.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Issuer’s Common Shares for investment purposes only.   Except as otherwise described in this Schedule 13D, the Reporting Persons are not a member of a group relating to the Issuer.

Item 5.  Interest in Securities of the Issuer

Pursuant to Rule 13d-3(a), at the close of business on March 26, 2007, GFI may be deemed to be the beneficial owner of 5,500,000 shares of the Common Stock, which constitutes 6.94% of the shares of the Common Stock outstanding on March 26, 2007 ("Outstanding Shares"). GFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Pursuant to Rule 13d-3(a), at the close of business on March 26, 2007, Frederic M. Schweiger may be deemed to be the beneficial owner of 5,500,000 shares of the Common Stock, which constitutes 6.94% of the shares of the Outstanding Shares. Frederic M. Schweiger, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons as of March 26, 2007, except to the extent set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any other Reporting Person or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

Exhibit A: Agreement between the Reporting Persons to file jointly.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2008

Garisch Financial, Inc.

By:	/s/ Fredric M. Schweiger
Title: President

/s/ Frederic M. Schweiger
Frederic M. Schweiger

Exhibit A

The undersigned hereby agree as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Common Stock of QuikByte Software, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated: May 28, 2008

Garisch Financial, Inc.

By:	/s/ Fredric M. Schweiger
Title: President

/s/ Frederic M. Schweiger
Frederic M. Schweiger